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                                April 18, 2022

       Ajay Royan
       Managing General Partner
       Mithril Capital Management LLC
       600 Congress Avenue, Suite 3100
       Austin, TX 78701

                                                        Re: Adagio
Therapeutics, Inc.
                                                            PREC14A filed April
11, 2022
                                                            Filed by Mithril
II, LP, et al.
                                                            File No. 1-40703

       Dear Mr. Royan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used here have the same meaning as in your proxy statement listed above.

       PREC14A filed April 11, 2022

       This Solicitation is Being Made by Mithril and Not on Behalf of the Adagio Board of Directors,
       page ii

   1. Please revise this heading, since Mithril is one of over 20 participants in this solicitation.
       Background to this Solicitation, page 2

   2. Expand the Background section to describe how and when these participants came into contact and ultimately
decided to jointly conduct this solicitation.
   3. To the extent applicable, update the description of the settlement discussions between the
                                                        Company and the
participants.
 Ajay Royan
FirstName   LastNameAjay Royan
Mithril Capital Management LLC
Comapany
April       NameMithril Capital Management LLC
       18, 2022
April 218, 2022 Page 2
Page
FirstName LastName
Reasons for the Solicitation, page 2

4. Expand this section to specifically describe the participants' plans for the Company, if the
         Nominees are elected (in addition to their existing board representation). In this regard, explain what is meant by your attempts to "implement superior corporate governance" and
         "grow into a strategic and operational posture that matches the scope of opportunities available to [the Company]." Your expanded disclosure should note how the participants'
         current board representatives have tried to achieve these goals in the past, if applicable.
Interests of the Nominees, page 13

5. Revise to more specifically describe in this section the Nominees' interests and potential conflicts of interest, to the extent they are elected to the Board of Directors. If you continue to cite to additional relevant disclosure later in the proxy statement, revise to be more specific as to where that additional information may be found. Current references to
         "as described below" may make it difficult for shareholders to locate the specific language to which you refer.
Certain Information Regarding the Participants, page 15

6. Explain what you mean by the reference to Adimab as a "significant commercial counterparty" in the first sentence in this section. If you mean a competitor, so state. If not, more specifically describe the relationship between this participant and the
         Company.
Certain Additional Information , page 20

7. Refer to the first sentence in the third paragraph of this section which states: "You are advised to read this proxy statement and other relevant documents when they become available because they will contain important information." This language is confusing because shareholders will not see it if and until they read the proxy statement. In addition, revise to identify the "other relevant documents" to which you refer. Incorporation by Reference, page 21

8. Rule 14a-5(c) requires you to identify the specific proxy statement or other proxy filing that contains the information referenced. Vague references to "the Company's public filings" do not satisfy the requirement to identify the "particular document containing such information." Please revise.
General

9. Fill in the blanks throughout the proxy statement. Information that is subject to change may be bracketed until finalized.
 Ajay Royan
Mithril Capital Management LLC
April 18, 2022
Page 3

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Christina Chalk at (202) 551-3263.



                                                            Sincerely,
FirstName LastNameAjay Royan
                                                            Division of
Corporation Finance
Comapany NameMithril Capital Management LLC
                                                            Office of Mergers &
Acquisitions
April 18, 2022 Page 3
cc:       Kiran Kadekar, Esq.
FirstName LastName